

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Wu Qiyou
Chief Executive Officer
Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People's Republic of China

> **Re:** **Anhui Taiyang Poultry Co., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 18, 2011**
> **File No. 333-173700**

Dear Mr. Qiyou:

We have reviewed your responses to the comments in our letter dated May 20, 2011 and have the following additional comments.

General

1. We note your response to our prior comment two and reissue. Please have Chinese counsel revise the legal opinion to opine that the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies or advise. We note your disclosure under, "We conduct our business through Taiyang," on page 11, that you indicate your PRC counsel also advised you regarding your corporate structure and its compliance with PRC laws.

2. Please revise your Annual Report on Form 10-K for the year ended December 31, 2010 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2011, to address our comments on the financial statements and related disclosures included in the Form S-1 registration statement, as applicable.

Anhui Taiyang, page 3

3. We note here that you define Anhui Taiyang Poultry Co., Ltd. as "Anhui," but elsewhere appear to refer to it as "Taiyang." See for instance the disclosure under "You may face difficulties in protecting your interest" on page 44. Please advise throughout for consistency or advise.

The Offering, page 3

4. Please refer to the disclosure at the top of page 4 which says that the above information excludes the 1,142,396 shares of common stock issuable upon the exercise of the warrants. The shares underlying the warrants appear to be included in the total number of shares to be outstanding after the offering. Please advise or revise.

November 2010 Private Placement, page 4

5. We note your response to our prior comment six. If you continue to believe that the offering is a secondary offering in accordance with Rule 415, please delete the first paragraph on page 5 that starts, "In the event we are unable to register for resale under Rule 415 all of the Old Registrable Securities . . . ." Similarly remove the similar paragraph on page 6 regarding the New Registrable Securities. In the alternative, please advise.

Risk Factors, page 7

Because we rely on the consulting services agreement, page 12

6. Please disclose the duration of this agreement.

Dividends we receive, page 16

7. Please clarify in the risk factor whether you believe you will or are considered a "non-resident enterprise."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

For the Three Months Ended March 31, 2011 and 2010, page 26

8. We note your disclosure in regards to interest expense, that as of April 30, 2011 and March 31, 2011, accrued liquidated damages related to the registration rights agreements dated in November 2010, amounted to $353,776 and $241,227, respectively. In light of the fact the guidance in ASC 825-20-30-3 states contingent obligations to make future payments or otherwise transfer consideration under a registration payment arrangement shall be measured separately in accordance with ASC 450-20 (loss contingencies), please explain to us why you believe that the amount accrued as of March 31, 2011 represents the probable amount of the liability at that time. Absent significant changes in circumstances subsequent to March 31, 2011, it appears that the liability recorded for the liquidated damages provision should be increased as of March 31, 2011. Please advise or revise accordingly.

Enterprise Income Tax, page 43

9. We note your response to our prior comment 22. Your disclosure in this section does not depict the fact that these two consulting agreements between Ningguo and Dynamic Ally and between Taiyang and Ningguo have been terminated. Please revise this section to reflect the current status of your consulting agreements and advise us why you filed them as material agreements to your registration statement if the agreements have been terminated.

Executive Compensation, page 51

10. Please revise the typographical error in the date Mr. Wu was appointed as your CEO and Chairman of the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management, page 55

11. We note your response to our prior comment 26 and reissue. We note your disclosure in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table relating to Mr. Qiyou's future ownership in Firm Success International based on the terms of the Option Agreement. Please revise your Business section to describe how and at what time your beneficial ownership will change as a result of the Option Agreement.

Plan of Distribution, page 58

12. We note your response to our prior comment 28. Your current description of Rule 144 does not take into account the holding period and public information requirements of the rule. Please advise us why you believe the company is not required to be in compliance with the current public information requirement under Rule 144 and tell us whether any selling shareholders are currently affiliated with you or have been affiliated with you within the last three months.

Selling Stockholders, page 60

13. We note your disclosure that some of the selling stockholders are deemed an "underwriter." Please clearly name this list of selling stockholders as underwriters in the Plan of Distribution. Please also clarify to us whether or not this list contains all of the broker-dealers or affiliates of broker-dealers that are selling shareholders. If there are additional selling shareholders that are broker-dealers or affiliates of broker dealers not included in this list, for those additional selling shareholders, please amend your registration statement to state that your selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers have (1) purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, they had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Audited Financial Statements

Statements of Cash Flows, page F-4

14. We note from your response to our prior comment 31 and your revised cash flow statement that amortization of debt discount is $108,786 for the year ended December 31, 2010. However, we note that this amount does not agree with the amortization of debt discount disclosed in Note 17. Please advise or revise accordingly.

Statement of Shareholders' Equity, page F-6

15. We note from your response to our prior comment 33 and your revised disclosure in the statement of shareholders' equity and Note 25, that you have restated the financial statements to appropriately reflect the reverse acquisition. However, we do not believe that your response and revised disclosure adequately respond to our prior comment. As previously requested, please explain to us how the amounts recorded as common stock and additional paid-in capital for the reverse merger transaction were determined. As part of your response and revised disclosure, please provide the share exchange ratio used in the transaction and indicate the shares issued by the Company (legal acquirer) in exchange the shares of Dynamic Ally Limited (accounting acquirer).

Notes to the Financial Statements

Note 1. Nature of Business Operations, page F-7

16. We note that Note 1(a) Business includes duplicative disclosure of the entire section. Please revise to remove this duplicative disclosure accordingly.

Note 4. Loans Receivable, page F-22

17. We note your response to our prior comment number 40. Please revise your disclosure to clarify the timing of when the amount related to the sale price of Jinyatai was written off, the loan from the Company to Jinyatai occurred and the reason why Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the company. Specifically disclose whether such pledge of collateral was stipulated by the terms of the loan by the Company to Jinyatai.

18. Furthermore, please explain to us and revise to disclose in the footnotes the purpose and underlying economic business reasons for the loans to unrelated parties of which $4,268,057 and $2,816,943 were outstanding as of December 31, 2010 and 2009.

Note 12. Derivative Financial Instruments and Financing, page F-28

19. We note from your response to our prior comment 42 that you have revised your disclosure in Note 12 to indicate that under the terms of the Registration Rights Agreement, the Company is required to have a registration statement filed with the SEC within 60 days after the closing date (being March 7, 2011 with respect to 550,000 shares and March 17, 2011 with respect to 125,000 shares) and declared effective by the SEC not later than 120 days from the closing date. However, we note that these dates are not consistent with the January 9, 2011 date of required filing of the registration statement as disclosed in Note 25(c) and on page 4 of your filing, and the disclosure appears to be related to the shares of stock sold subsequent to year end. Please revise Note 12 to reflect the appropriate dates. Also, please revise your disclosure to clarify the nature and amount of shares of stock that are included under the Registration Rights Agreements entered into in November 2010.

Additionally, in light of the fact that it appears you are subject to a liquidated damages provision if the filing deadlines were not met, and the filing deadline appears to be January 9, 2011, please explain to us how you evaluated this liquidated damages provision as a contingent liability under ASC 825-20-35 as of December 31, 2010. Please also revise to include the disclosures required by ASC-825-20-50, as applicable.

Note 13. Other Accounts Payable, page F-31

20. We note from your response to our prior comment 43 and revised disclosure in Note 13 that deposits from contract farmers securing loans are advanced to the Company from the proceeds of loans taken by the farmers. We also note from your response that the Company uses the cash received from the farmers to acquire feed raw materials and fund the incubation of new ducks that will be raised by the farmers on behalf of the Company (Step 3). However, it is unclear to us how the transaction(s) described in Step 3 are accounted for within your financial statements. As part of your response, tell us whether the purchases are on behalf of the farmers and if so, how you account for such transactions within your financial statements. You may use journal entries to assist with your explanation. You response should include the point cash is received as a deposit to when the cash is returned to the borrower.

Furthermore, you note in your response that the loan agreements are between the farmer and the bank; however, this is inconsistent with the disclosure in Note 22(b) on page F-45 which states that the loans are taken by the Company on behalf of the local farmers. Please advise and reconcile the discrepancy between your response and disclosure in the footnote.

Note 14. Loans Payable, page F-32

21. We note from your response to our prior comment 36 and your revised disclosure in Note 14(c) that prior to the closing of the Reverse Merger Transaction, the Company assessed the fair value of the commitment to issue 650,000 shares of the newly formed public entity and recorded a charge to interest expense in the amount of $165,431 in the fourth quarter of 2010. Please revise your disclosure in Note 14(c) to explain how you calculated the $165,431 charge to interest expense, including how you determined the value of the shares of stock. Also, please explain to us why you valued the shares using a Capitalization of Earnings methodology rather than using a value based on the shares that were sold for cash during November 2010. It appears that the value of the shares sold for cash in November 2010 was higher than the value you attributed to the shares in recognizing the $165,431 interest expense. Please advise or revise accordingly. Also, please clarify for us whether these shares of stock have been or will be issued in the future.

22. Additionally, we note that you have revised your disclosure in Note 1(a) to disclose that Dynamic Ally also issued 988 additionally ordinary shares to the holders as prescribed by the debentures prior to the closing of the Reverse Merger Transaction, and you refer to Note 14(c). Please explain to us, and disclose in Note 14(c), how these 988 shares were accounted for as part of the debenture exchange discussed in Note 14(c).

Note 18. Other Income, page F-37

23. We note from your response to our prior comment 46 that the final payment of $889,174 related to the sale of the fertilizer plant was due on May 31, 2011 and was not received as of the date of your response letter. Please explain to us whether you currently believe that this amount is recoverable. If you believe the amount will be received, please provide us the assumptions supporting that belief.

Note 20. Tax Matters, page F-42

24. We note from your response to our prior comment 48 that income earned by Parent from November 10, 2010 through December 31, 2010 from management fees, net of expenses incurred by Parent and Dynamic Ally Limited, is subject to tax at a rate of 35%. However, we still do not understand how this amount has been included, if at all, in your detailed tax expense calculations disclosed in Note 20. Please tell us the amount of this management fee that is subject to the 35% income tax rate and explain to us how this amount has been included in your income tax expense.

Note 24. Restatement of Financial Statements, page F-49

25. We note from your disclosure in Note 14(c) that it appears that you have restated your financial statements to include a $165,431 charge to interest expense for the year ended December 31, 2010, related to a commitment to issue 650,000 shares in connection with a debt issuance in March 2010. Please revise the introductory section of Note 24 to include disclosure of the nature and amount of this restatement.

Note 25. Subsequent Events, page F-51
(b) Financing

26. Reference is made to the sentence in the third paragraph "…(being March 7, 2011, with respect to 550,000 shares and March 17, 2011 with respect to 125,000 shares)…" Please reconcile the total number of shares in this sentence (i.e. 675,000) with the shares disclosed in the first paragraph of the footnote which indicates you sold an aggregate 575,000 shares of common stock on March 7, 2011 and March 17, 2011.

Unaudited Interim Financial Statements for the three months ended March 31, 2011

Statements of Cash Flows, page F-55

27. We note that you present the purchase of property and equipment as a cash inflow from investing activities for the three months ended March 31, 2011. Please explain to us the nature of this amount or revise to present as a cash outflow accordingly.

Note 1. Nature of Business Operations, page F-57
(a) Business, page F-57

28. We note your disclosure in the last sentence of the last paragraph on page F-58 that the Company also issued 650,000 additional shares of common stock to the holders as prescribed by the debentures (see Note 14(c)). Please revise this disclosure to be consistent with the changes made to your disclosures in the notes to the audited financial statements.

Note 12. Derivative Financial Instruments and Financing, page F-78

29. We note from your disclosure in Note 12 that the fair value of the warrants issued during 2010 decreased significantly between December 31, 2010 and March 31, 2011. In light of the fact that it appears that the assumptions used to value the warrants at December 31, 2010 did not vary significantly from the assumptions used at March 31, 2011, please explain to us and disclose in MD&A why you have recorded such a significant decrease in the fair value of these warrants during this period. Also, please explain to us and disclose in MD&A why you believe that the warrants issued in March 2011 experienced

such a decrease in fair value in the relatively short period between the date of issuance and March 31, 2011.

Note 14. Loans Payable, page F-82

30. We note that your table disclosing the terms of the short term bank loans includes footnote references. However, the numbering of these footnote references does not appear to match up to the footnote disclosures below the table. Please revise accordingly.

(f) Convertible Loan, page F-84

31. We note your disclosure that prior to the Reverse Merger Transaction, the Company assessed the fair value of the commitment to issue 650,000 shares of the newly formed public entity and recorded a charge to interest expense in the amount of $165,431 in the fourth quarter of 2010. Please tell us, and revise your notes to the interim financial statements to disclose whether this commitment still exists at March 31, 2011. If so, please tell us how you have accounted for this commitment in the financial statements at March 31, 2011.

Note 17. Interest Expense, page F-87

32. We note your disclosure that you have accrued liquidated damages pursuant to the terms of the registration rights agreements dated November 10, 2010 and November 16, 2010 in the amount of $241,227. We also note from your disclosure in Note 16(k) that you entered into a registration rights agreement with a liquidated damages provision in connection with the sale of shares of common stock in March 2011. Please tell us how you have analyzed the potential payment of the liquidated damages related to the March 2011 registration rights agreement as a contingent liability under the guidance in ASC 825-20-30. Please note that under ASC 825-20-30-3, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be measured separately in accordance with ASC 450-20. Please advise or revise accordingly.

33. We note from your disclosure in Note 17 that you did not recognize any imputed interest expense for the three months ended March 31, 2011. Please explain why.

Item 15. Recent Sales of Unregistered Securities, page II-1

34. In regards to the share exchange for Dynamic Ally Limited shares, please disclose the number of shares of Dynamic Ally that were received in exchange for the 6,577,551 of your shares. Please also disclose the number of units issued in March 2011 here and on page 64.

35. The number of securities issued on November 10, 2011 does not appear to be consistent with the number of securities issued on the same date on page F-11. Please revise for consistency or advise.

Signatures, page II-7

36. Please advise us why you have deleted the power of attorney subsection.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc (via E-mail):   Marc A. Ross, Esq.